New Found Gold Corp.
Suite 1430
800 West Pender Street,
Vancouver, British Columbia
V6C 2V6

September 3, 2021

Securities and Exchange
Commission 100 F Street,
N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	New Found Gold Corp. - File No. 001-39966 Form 20FR12B filed January 29, 2021, amended on March 18, 2021 and May 10, 2021

Ladies and Gentlemen:

New Found Gold Corp. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement filed by the Registrant on January 29, 2021 and as amended on March 18, 2021 and May 10, 2021 (the “Registration Statement”) (File No. 001-39966) under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registrant’s proposed listing of its common shares on The NYSE American LLC (the “NYSE American Listing”).

The Registrant is requesting to withdraw the Registration Statement solely because since the initial filing of the Registration Statement, the Registrant has become eligible to file a registration statement on Form 40-F under the Commission’s Multi-jurisdictional Disclosure System. The Registrant intends to continue to pursue its proposed NYSE American Listing and intends to file a registration statement under the MJDS on Form 40-F as soon as practicable.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact Christopher J. Cummings at Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3434.

Sincerely,

NEW FOUND GOLD CORP.

By:	/s/ Michael Kanevsky
Name: Michael Kanevsky
Title: Chief Financial Officer